Prospectus Supplement No. 32	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated July 22, 2021)	Registration No. 333-256699

Wheeler Real Estate Investment Trust, Inc.
This is Prospectus Supplement No. 32 (this “Prospectus Supplement”) to our Prospectus, dated July 22, 2021 (the “Prospectus”), relating to the issuance from time to time by Wheeler Real Estate Investment Trust, Inc. of our Series B Convertible Preferred Stock and our Series D Cumulative Convertible Preferred Stock as interest payment on our 7.00% Subordinated Convertible Notes due 2031. Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

We have attached to this Prospectus Supplement our Current Report on Form 8-K filed on February 20, 2026. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 20, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
  CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): February 13, 2026
 WHEELER REAL ESTATE INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-35713	45-2681082
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2529 Virginia Beach Blvd. Virginia Beach, VA	23452
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (757) 627-9088
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	WHLR	Nasdaq Capital Market
Series B Convertible Preferred Stock	WHLRP	Nasdaq Capital Market
Series D Cumulative Convertible Preferred Stock	WHLRD	Nasdaq Capital Market
7.00% Subordinated Convertible Notes due 2031	WHLRL	Nasdaq Capital Market

Item 1.01 Entry into a Material Definitive Agreement.

Amended and Restated Common Stock Purchase Warrants

As previously disclosed, on March 12, 2021, Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”) issued to certain affiliates of Magnetar Financial LLC (together, the “Investors”) and AY2 Capital LLC (“AY2 Capital”) Common Stock Purchase Warrants (the “Warrants”) to purchase shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”).

On February 19, 2026, each Warrant held by the Investors was amended and restated in the form of an Amended and Restated Common Stock Purchase Warrant (together, the “A&R Warrants”). The A&R Warrants are exercisable, in whole or in part (and at any time), for an aggregate number of shares of Common Stock representing 12% of the Common Stock outstanding on the date of any exercise (less the aggregate number of shares of Common Stock previously issued as a result of any partial exercise) at an exercise price of $0.01 per share. The A&R Warrants will expire on March 12, 2026 (as such date may be extended in accordance with the terms of the A&R Warrants).

The foregoing summary of the A&R Warrants is qualified in its entirety by reference to the full text of the form of the A&R Warrant, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

In connection with the A&R Warrants, on February 19, 2026, the Company and the Investors entered into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which the Company agreed to register the resale of shares of Common Stock underlying the A&R Warrants on a Registration Statement on Form S-11 within 45 days following the date of the A&R Registration Rights Agreement.

The foregoing summary of the A&R Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Excepted Holder Agreement
On February 16, 2026, the Company’s Board of Directors (the “Board”), under the terms of the Company’s charter (the “Charter”), approved an aggregate Capital Stock Excepted Holder Limit of 19% and an aggregate Common Stock Excepted Holder Limit of 45% for the Investors to be effected through the Excepted Holder Agreement (as defined below).

On February 19, 2026, the Company and the Investors entered into an Excepted Holder Agreement with respect to such limits (the "Excepted Holder Agreement"). The Capital Stock Excepted Holder Limit provides that the Investors are exempted from the Charter’s aggregate stock ownership limit of not more than 9.8% in value of the aggregate of the outstanding shares of all classes of the Company's capital stock (as calculated under the definitions of “Aggregate Stock Ownership Limit” and “Beneficial Ownership” in the Charter) and are instead subject to the percentage limit established by the Board. The Common Stock Excepted Holder Limit provides that the Investors are exempted from the Charter’s common stock ownership limit of not more than 9.8% in value of the aggregate of the outstanding shares of Common Stock (as calculated under the definitions of “Common Stock Ownership Limit” and “Beneficial Ownership” in the Charter) and are instead subject to the percentage limit established by the Board.

Following reduction of the Investors’ aggregate capital stock or Common stock ownership to or below 9.8%, the Excepted Holder Agreement will terminate upon written notice from the Company.

Participation Rights and Expense Reimbursement Letter Agreement

In connection with the A&R Warrants, on February 19, 2026, the Company and the Investors entered into a Participation Rights and Expense Reimbursement Letter Agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, if the Board approves a borrowing by the Company of certain “Covered Indebtedness” or an issuance by the Company of certain “Covered Securities”, then the Company shall offer the Investors an opportunity to lend or purchase an aggregate of up to 12% of such instruments. These participation rights will automatically expire on the date on which the Investors no longer collectively beneficially own at least 5% of the outstanding Common Stock.
The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 13, 2026, Crystal Plum, the Chief Financial Officer and Secretary of the Company, notified the Company of her decision to resign from all of her positions with the Company and its subsidiaries. Mrs. Plum’s last day will be March 13, 2026. Mrs. Plum’s resignation was not the result of any disagreement regarding the Company’s operations, policies or practices.

The Company has initiated a search for a new Chief Financial Officer.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
10.1*	Form of Amended and Restated Common Stock Purchase Warrant
10.2*	Amended and Restated Registration Rights Agreement
10.3	Participation Rights and Expense Reimbursement Letter Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*The exhibits and schedules to the A&R Warrants and the A&R Registration Rights Agreement have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish copies of any such exhibits or schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: Chief Executive Officer and President

Dated: February 20, 2026